[Paul, Hastings, Janofsky & Walker LLP Letterhead]

(404) 815-2287
elizabethnoe@paulhastings.com

March 10, 2006	59656.00036

Celeste M. Murphy, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0303

Re:
First Horizon Pharmaceutical Corporation
Registration Statement on Form S-4
Filed February 28, 2006
File No.: 333-132077
Schedule TO-I
Filed February 28, 2006
File No.: 005-60977

Dear Ms. Murphy:

        On behalf of our client, First Horizon Pharmaceutical Corporation, a Delaware corporation (the "Issuer"), we are submitting the Issuer's response to the Staff's comments to the above referenced filings conveyed in the Staff's comment letter dated March 6, 2006. This letter is submitted along with Amendment No. 1 to the Registration Statement on Form S-4 of the Issuer (the "S-4") for the registration under the Securities Act of 1933, as amended (the "Securities Act") of up to $150,000,000 aggregate principal amount of the Issuers' New 1.75% Contingent Convertible Senior Subordinated Notes due 2024 (the "New Notes") issuable in exchange for the Issuers' existing 1.75% Contingent Convertible Senior Subordinated Notes due 2024. Amendment No. 1 to the S-4 has been filed with the Commission via Edgar on the date hereof.

        For the convenience of the Staff, we have transcribed each of the Staff's comments and the response of the Issuer to such comments are set forth below on the Issuer's behalf. The headings and numbers of the responses coincide with the headings and comment numbers set forth in the comment letter. The page numbers in the Issuer's responses below correspond to the page numbers in the S-4 filed herewith.

General

1.
As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

  Response: We confirm on behalf of the Issuer that the exchange offer will be open at least through midnight on the twentieth business day following commencement. We will schedule the exchange offer to expire at 5:00 p.m. on the 21st business day following the commencement.

Forward looking information, page 29

2.
The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities

  Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 is inappropriate. Please delete the reference, or revise to make clear that the Reform Act protections do not apply to statements made with respect to the exchange offer.

  Response: The first paragraph of the "Forward looking information" section on page 29 of the S-4 has been revised to delete the reference to the Private Securities Litigation Reform Act of 1995.

Summary selected historical consolidated financial data, page 31

3.
We note that you have incorporated by reference the Company's annual report on Form 10-K for the year ended December 31, 2005. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13 and Q&A 7 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). It appears that, at minimum, net income per common share and book value per share should be added to meet the requirements of Item 1010(c) of Regulation M-A. Please revise to include the complete summary financial statements, as required by Item 1010(c) of Regulation M-A in the Schedule TO filed in connection with this exchange offer.

  Response: The "Summary selected historical consolidated financial data" section on page 31 of the S-4 has been revised to include the following line-items: cost of revenues, total operating costs and expenses, total current assets, total other assets, total current liabilities and total liabilities. We have been advised by the Issuer that the other line-items referenced in Section 210.1-02(bb)(1) of Regulation S-X (redeemable preferred stocks, minority interests, income or loss from continuing operations before extraordinary items and cumulative effect of a change in accounting principle) are not applicable to the Issuer.

  We have been advised by the Issuer that income per share from continuing operations is not applicable to the Issuer as the Issuer does not have any discontinued operations for the periods presented in the "Summary selected historical consolidated financial data" section on page 31 of the S-4.

  Net income (loss) per share (basic and diluted) is presented under Statement of Operations Data in the "Summary selected historical consolidated financial data" section on page 31 of the S-4.

  Ratio of earnings to fixed charges is presented under the "Ratio of earnings to fixed charges" section on page 32 of the S-4 and is incorporated by reference in the Schedule TO at Item 10(a)(2).

  Book value per share of common stock of the Issuer as of December 31, 2005 is presented in the Schedule TO at Item 10(a)(3).

  The Issuer's response to Item 1010(c)(6) of Regulation M-A is presented in the Schedule TO at Item 10(b).

Terms of the Exchange Offer, page 32

4.
Please amend your disclosure to state that you will return the unaccepted or non-exchanged existing notes tendered promptly, as opposed to as promptly as practicable. See rule 13e-4(f)(5). We note your statement regarding prompt return on page 37.

  Response: The disclosure on page 34 of the S-4 has been revised to state that unaccepted or non-exchanged existing notes will be returned "promptly".

Withdrawal rights, page 15

5.
Please add that notes tendered may be withdrawn if not yet accepted for exchange, after the expiration of forty business days from the commencement of the tender offer. Please see Rule 13e-4(f)(2)(ii).

  Response: The disclosure on pages 4 and 36 of the S-4 has been revised to make clear that notes tendered may be withdrawn if not yet accepted for exchange, after the expiration of forty business days from the commencement of the exchange offer.

Conditions to the Exchange Offer, page 36

6.
In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the first sentence of the second paragraph in this section, the phrase "regardless of the circumstances giving rise to the failure of the condition" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

  Response: The disclosure on page 37 of the S-4 has been revised to clarify that a condition occurring as a result of the Issuer's action or inaction may not be asserted by the Issuer to terminate the exchange offer.

7.
We note your statements in both sentences of the second paragraph of this section that you may assert the conditions "at any time and from time to time." Please add disclosure to clarify that this is true prior to expiration of the exchange offer.

  Response: The disclosure on page 37 of the S-4 has been revised to clarify that the Issuer may only assert or waive a condition on or prior to the expiration date of the exchange offer.

8.
We note your second offer condition at the third bullet regarding any event or events occurring that "in [your] reasonable judgment, in an actual or threatened change in the business condition, income, operations, stock ownership or prospects...." Please revise to specify or generally describe the prospects to which you refer so that security holders will have the ability to objectively determine whether the condition has been triggered.

  Response: The disclosure on page 38 of the S-4 has been revised to delete the reference to "prospects".

9.
Tell us why it is appropriate that you may make such offer condition based on a "threatened" change as contemplated by this condition.

  Response: The disclosure on page 38 of the S-4 has been revised to delete the reference to a "threatened" change.

10.
Further, describe what you mean by any change occurring or threatened in your "stock ownership" that is contemplated. Please revise this condition to specify or generally describe what you mean so that security holders will have the ability to objectively determine whether the condition has been triggered.

  Response: The disclosure on page 38 of the S-4 has been revised to delete the reference to "stock ownership".

Incorporation of Certain Information by Reference, page 70

11.
Although Form S-4 may allow you to incorporate by reference to periodic reports filed after a registration statement, Schedule TO does not permit such "forward" incorporation. Therefore,

  please ensure that you amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed.

  Response: We confirm on behalf of the Issuer that the Schedule TO will be amended to specifically reference any future periodic reports that are to be incorporated therein as they are filed.

        If you have any questions regarding the foregoing responses, please call the undersigned at 404-815-2287 or Jared Brandman at 404-815-2276.

Sincerely,

/s/ Elizabeth H. Noe

Elizabeth H. Noe
for Paul, Hastings, Janofsky & Walker LLP